QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated interim financial statements as at and for the three and nine months ended April 30, 2008 of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”). All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of June 2, 2008.

1.2	Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Inc. (“HDI”), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of HDI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDI to bring to the Company all corporate opportunities which come to HDI's attention.

Since February 2005, the Company has traded on the NEX Exchange. The Company’s trading symbol is QZM-H. In the United States, the company’s shares trade on the over the counter bulletin board under the symbol QRMRF.PK.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in United States dollars, except number of common shares.

Consolidated Balance Sheets	As at July 31	As at July 31	As at July 31
	2007	2006	2005
Current assets	$712,910	$1,114,030	$687,280
Mineral property interests	1	1	1
Total assets	712,911	1,114,031	687,281

Current liabilities	14,408	16,664	12,659
Shareholders’ equity	698,503	1,097,367	674,622
Total liabilities and shareholders’ equity	$712,911	$1,114,031	$687,281

Consolidated Statements of Operations	Year ended	Year ended	Year ended
	July 31	July 31	July 31
	2007	2006	2005
Legal, accounting and audit	$21,689	$40,290	$35,505
Mineral property investigations	325,856	–	27,125
Office and administration	89,607	82,247	66,864
Regulatory, trust and filing	23,326	22,228	18,523
Subtotal	460,478	144,765	148,017
Foreign exchange gain	(25,873)	(53,106)	(47,485)
Interest income	(35,741)	(26,201)	(15,127)
Loss for the year	$398,864	$65,458	$85,405

Basic and diluted loss per share	$0.03	$0.01	$0.01

Weighted average number of common shares
outstanding	13,399,426	12,322,741	11,694,601

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31
	2008	2008	2007	2007	2007	2007	2006	2006
Current assets	$650,216	$684,201	$775,797	$712,910	$705,130	$706,089	$1,116,620	$1,114,030
Mineral property interests	1	1	1	1	1	1	1	1
Total assets	650,217	684,202	775,798	712,911	705,131	706,090	1,116,621	1,114,031

Current liabilities	10,515	16,801	16,878	14,408	14,234	6,392	16,617	16,664
Shareholders’ equity	639,702	667,401	758,920	698,503	690,897	699,698	1,100,004	1,097,367
Total liabilities and
shareholders’ equity	650,217	684,202	775,798	712,911	705,131	706,090	1,116,621	1,114,031

Working capital	639,701	667,400	758,919	698,502	690,896	699,697	1,100,003	1,097,366

Expenses
Conference and travel	–	–	–	–	777	–	–	–
Foreign exchange loss (gain)	2,834	37,250	(78,828)	(25,089)	(36,548)	43,790	(8,026)	12,683
Interest income	(3,909)	(7,609)	(8,983)	(7,259)	(6,688)	(10,312)	(11,482)	(11,605)
Legal, accounting and audit	3,905	10,264	490	–	18,044	3,189	456	16,019
Mineral property
investigations	–	–	–	–	–	325,856	–	–
Office and administration	18,667	32,474	23,846	20,810	24,286	30,104	13,630	14,637
Regulatory, trust and filing	6,202	19,140	3,058	3,932	8,930	7,679	2,785	3,234
Loss (income) for the period	$27,699	$91,519	$(60,417)	$(7,606)	$8,801	$400,306	$(2,637)	$34,968

Basic and diluted
loss (income) per share	$0.00	$0.01	$0.00	$0.00	$0.00	$0.03	$0.00	$0.00

Weighted average number
of common shares
outstanding (thousands)	13,399	13,399	13,399	13,399	13,399	13,399	13,399	12,323

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Loss for the quarter ended April 30, 2008 was $27,699, compared with net loss of $8,801 in the same quarter ended April 30, 2007. The increase in loss was mainly due to a foreign exchange loss and lower interest rates.

The Company recorded a foreign exchange loss of $2,834 for the period ended April 30, 2008, compared with a gain of $36,548 in the three month period ended April 30, 2007. Most of the Company’s cash and cash equivalents are held in Canadian dollars.

Interest income of $3,909 for the period ended April 30, 2008 was lower than the $6,688 for the period ended April 30, 2007, due mainly to lower interest rates and a lower monthly average cash balance.

1.6	Liquidity

At April 30, 2008, the Company had working capital of $639,701 which is sufficient to fund expected administrative costs for the next twelve months. The decrease in working capital since July 31, 2007 is mainly due to the use of funds in searching for a suitable exploration project.

Additional working capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to make a major mineral property acquisition, but has sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to such private placement financings and also upon the exercise of warrants. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

The Company had no commitments for capital expenditures as at April 30, 2008.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. For the nine months ended April 30, 2008, the Company paid HDI $82,488 (2007 – $404,014) for such services.

Exploration advances to and from HDI have occurred in the normal course of business, due to in-progress and near-term planned project investigation and administrative work. There are no specific terms of repayment.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

Refer to note 3 of the accompanying unaudited consolidated financial statements.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, is available on SEDAR at www.sedar.com.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the consolidated financial statements.

(b)	expensed research and development costs;

Not applicable.

(c)	deferred development costs;

Not applicable.

(d)	general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at June 2, 2008, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Exercise
Expiry date	price	Number
Common shares		13,399,426

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Internal Controls over Financial Reporting and Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three and nine month period ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the three and nine month period ended April 30, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.